• OMB Approval
• OMB Number: 3235-0157
• Expires: January 31, 2028
• Estimated average burden hours per response: 5.2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company (“fund”) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (“Act”), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270. 8f-l]:

(a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (“Merger”);

(b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (“Liquidation”);

(c) The fund qualifies for an exclusion from the definition of “investment company” under section 3(c)(1) or section 3(c)(7) of the Act (“Abandonment of Registration”); or

(d) The fund has become a business development company (“Business Development Company”).

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5. No fee is required to submit this form or any amendments.

SEC1691 (9-10) The SEC may not conduct or sponsor, and a person is not required to respond to, a PRA collection of information unless it displays a valid OMB Control Number.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30bl-1]; Form N-SAR [17 CFR 274.101].

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 5.2 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

I. General Identifying Information

1.  Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

 [ ] Merger

 [ X ] Liquidation

 [ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

 [ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: MFS Special Value Trust

3.  Securities and Exchange Commission File No.: 811-05912

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

 [ X ] Initial Application  [ ] Amendment

5.  Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o Massachusetts Financial Services Company

111 Huntington Avenue

Boston, MA 02199-7618

6.  Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

 William B. Wilson

 Massachusetts Financial Services Company

 111 Huntington Avenue

 Boston, MA 02199-7618

 (617) 954-5655

 bwilson@mfs.com

7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The accounts and records of the Registrant are located, in whole or in part, at the office of the Registrant and the following locations:

NAME	ADDRESS
Massachusetts Financial Services Company (investment adviser record)	111 Huntington Avenue Boston, MA 02199 617-954-5000
MFS Service Center, Inc.	111 Huntington Avenue

(transfer agency record)	Boston, MA 02199 617-954-5000
MFS Fund Distributors, Inc. (principal underwriter record)	111 Huntington Avenue Boston, MA 02199 617-954-5000
State Street Bank & Trust Company (custody and accounting records)	State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114-2016 617-786-3000
Computershare Trust Company N.A. (transfer agency record)	150 Royall Street, Suite 101 Canton, MA 02021 800-637-2304
Ropes & Gray LLP (counsel record)	Prudential Tower 800 Boylston Street Boston, MA 02199-3600 617-951-7000
TerraNua U.S. Corp d.b.a. Mycomplianceoffice Limited (New York, NY, US, Branch) (personal trading system)	535 5th Avenue, 4th Floor New York, NY 10017 866-951-2280
Iron Mountain, Inc. (storage vendor)	85 New Hampshire Avenue, Suite 150 Portsmouth, NH 03801 617-535-4766
Institutional Shareholder Services, Inc. (proxy voting administrator)	702 King Farm Boulevard Suite 400 Rockville, MD 20850-4045 301-556-0500
The Depository Trust Company (DTC) (central clearinghouse)	55 Water Street New York, NY 10041 212-855-8099
Charles River Development (investment related records)	700 District Avenue Burlington, MA 01803 781-238-0099

8.  Classification of fund (check only one):

 [ X ] Management company;

 [ ] Unit investment trust; or

 [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

 [ ] Open-end [ X ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Massachusetts Financial Services Company (“MFS”)

111 Huntington Avenue

Boston, MA 02199-7618

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

MFS Fund Distributors, Inc.

111 Huntington Avenue

Boston, MA 02199-7618

13.  If the fund is a unit investment trust (“UIT”) provide:

1. Depositor’s name(s) and address(es): N/A

2. Trustee’s name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [ X ] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_______

Business Address:

15. (a)  Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes [ ] No

If Yes, state the date on which the board vote took place:

February 13, 2024

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [ X ] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund’s Declaration of Trust provides for the liquidation by vote of the Fund’s Board of Trustees and does not require shareholder approval.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: April 29, 2024

(b) Were the distributions made on the basis of net assets?

[ X ] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[ X ] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ X ] No

 If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes [ X ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

[ X ] Yes [ ] No

If No,

(a)     How many shareholders does the fund have as of the date this form is filed?

(b)     Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [ X ] No

If Yes,

(a)     Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)     Why has the fund retained the remaining assets?

(c)     Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [ X ] No

If Yes,

(a)     Describe the type and amount of each debt or other liability:

(b)     How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

    (i)  Legal expenses: $80,069

   (ii) Accounting expenses: $0

   (iii) Other expenses (list and identify separately): Transfer Agent: $3,350, Printing: $1,468, Misc.: $1,450

   (iv) Total expenses (sum of lines (i)-(iii) above): $86,337

  (b) How were those expenses allocated? Expenses were allocated to the Fund.

 (c) Who paid those expenses? The Fund paid the expenses.

  (d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [ X ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [ X ] No

 If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [ X ] No

 If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

  (b) State the Investment Company Act file number of the fund surviving the Merger:

  (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

  (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MFS Special Value Trust, (ii) he is the Assistant Secretary and Assistant Clerk of MFS Special Value Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

By: /s/ WILLIAM B. WILSON

William B. Wilson

Assistant Secretary and Assistant Clerk

July 13, 2026